Exhibit 99.1

Grant of Share Options under Share Option Scheme and Awards under Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Thursday, March 14, 2024: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on March 14, 2024, it granted share options (“Share Options”) under the Share Option Scheme adopted by HUTCHMED in 2015 (the “Share Option Scheme”) and awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct compensation benchmarking research on a selected peer group of companies. As a result of this the Remuneration Committee has comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. In line with this review HUTCHMED has decided to make the following grant of Share Options and LTIP Awards.

1. Performance Related Share Options

HUTCHMED granted Share Options subject to the Performance Targets (defined below) under its Share Option Scheme to Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer), being a person discharging managerial responsibility (“PDMR”) under the UK Market Abuse Regulation to subscribe for a total of 1,359,561 ordinary shares with par value US$0.10 each in the share capital of the Company (“Ordinary Shares”) subject to the acceptance of the grantee.  Details of such Share Options granted are as follows:

Date of grant	:	March 13, 2024
Exercise price of share options granted	:	HK$28.35 per Ordinary Share
Number of share options granted	:	1,359,561 Ordinary Shares
Closing market price of Ordinary Shares at HKEX on the date of grant	:	HK$28.35 per Ordinary Share
Exercise period of the share options	:	From March 13, 2024 to March 12, 2034
Vesting period of the share options	:	Vesting will occur two business days after the date of announcement of the annual results of the Company for the financial year ending December 31, 2025 (the “2025 Results Announcement”).
Performance targets	:

The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2023 to 2025 (the “Performance Targets”).  The number of share options to be exercisable will be determined on the date of 2025 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

Clawback mechanism	:

The share options may be subject to the clawback policy of the Company enabling the Company to recover incentive-based compensation paid to covered executive officers in the event of mis-statement of the financial statements of the Company resulting from material non-compliance with financial reporting requirements.

After the above grant of Share Options, the number of Share Options available for future grant under the scheme mandate of the Share Option Scheme is 11,678,982.

2. Non-performance-related LTIP Award (“Non-performance LTIP Award”) – a one-off cash amount was granted to each grantee and will be used by the trustee administering the LTIP (the “Trustee”) to purchase Ordinary Shares in HUTCHMED which will be subject to a vesting schedule over four years.  HUTCHMED granted the following Non-performance LTIP Awards to the following Executive Director, being a PDMR under the UK Market Abuse Regulation:

Award Holder	Cash amount for the Non- Performance LTIP Awards

Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	US$500,000

The non-performance-related LTIP Award was granted to Dr Su in recognition of his contribution to the Company in his dual role as Chief Executive Officer and Chief Scientific Officer.

Another employee of the Group has simultaneously been granted non-performance related LTIP Awards.

The notification in respect of share options granted to Dr Su in accordance with the requirements of the UK Market Abuse Regulation is set out below.

Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share option over Ordinary Shares of US$0.10 Share option over Ordinary Share with DI ISIN: KYG4672N1016

b)	Nature of the transaction

Grant of options in respect of 1,359,561 Ordinary Shares under the Share Option Scheme.

The exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2023 to 2025 (the “Performance Targets”).  The number of share options to be exercisable will be determined on the date of 2025 Results Announcement. The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,359,561

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2024-3-13
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500